Exhibit 99.1

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON

JUNE 19, 2019

DATED AS OF MAY 8, 2019

CRONOS GROUP INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Shares”) of Cronos Group Inc. (the “Company”) will be held at the offices of Blake, Cassels & Graydon LLP located at 199 Bay Street, Suite 4000, Commerce Court West, Toronto, Ontario at 10:00 a.m. (Toronto time) on Wednesday, June 19, 2019, for the following purposes:

1.	to receive the audited consolidated financial statements of the Company as at and for the year ended December 31, 2018 and the auditors’ report thereon;

2.	to elect the directors of the Company for the following year;

3.	to appoint KPMG LLP as the auditors of the Company for the following year and to authorize the board of directors of the Company to fix their remuneration; and

4.	to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

The accompanying Circular provides important and detailed information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Shareholders are encouraged to express their vote in advance by completing the form of proxy or voting instruction form provided to them.

Registered Shareholders as of the record date of May 13, 2019 may exercise their right to vote by completing and submitting the form of proxy provided to you. To be effective, the proxy must be received by the Company’s transfer agent and registrar, TSX Trust Company, prior to 10:00 a.m. (Toronto time) on June 17, 2019 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment or postponement. Registered Shareholders may also vote their Shares by attending the Meeting in person. Detailed instructions on how to complete and return proxies are provided in the accompanying Circular.

Non-registered Shareholders, including those who hold Shares in the name of a bank, trust company, securities dealer or broker, or other intermediary, will receive a voting instruction form that can be used to provide voting instructions. The voting instruction form contains instructions on how to complete the form, where to return it to and the deadline for returning it, which may be earlier than the deadline for registered Shareholders. If you are unsure about anything in such voting instructions, contact your intermediary through which you hold your Shares.

Shareholders may also vote their Shares through the Internet using the procedures described in the form of proxy or voting instruction form, as applicable.

It is important that you read and follow the instructions on how to vote by proxy included in the accompanying Circular or the instructions on your voting instruction form in order to have your vote count.

The voting rights attached to the Shares represented by proxy will be voted in accordance with the instructions indicated thereon. If no instructions are given, the voting rights attached to such Shares will be voted FOR (A) the election of the persons to be nominated by management as directors of the Company and (B) the appointment of KPMG LLP as the auditors of the Company and the authorization of the directors of the Company to fix their remuneration.

For additional inquiries, you may contact the Company at 720 King Street West, Suite 320, Toronto, Ontario, M5V 2T3, by e-mail request to investor.relations@thecronosgroup.com.

DATED the 8th day of May, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

“Michael Gorenstein”

Michael Gorenstein
Chairman, President and Chief Executive Officer

TABLE OF CONTENTS

Page

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	2
PROXY MATTERS	5
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	8
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	8
MATTERS TO BE ACTED UPON	8
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	14
STATEMENT OF EXECUTIVE COMPENSATION	20
DIRECTOR COMPENSATION	32
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	34
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	35
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	35
ADDITIONAL INFORMATION	35
SCHEDULE A BOARD MANDATE	1

CRONOS GROUP INC.

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 19, 2019

This management information circular (this “Circular”) is furnished in connection with the solicitation, by or on behalf of management of Cronos Group Inc. (the “Company”, “us”, “our” or “we”), of proxies to be used at the Company’s annual meeting (the “Meeting”) of holders (“Shareholders”) of common shares of the Company (“Shares”) to be held on Wednesday, June 19, 2019 at the offices of Blake, Cassels & Graydon LLP at 199 Bay Street, Suite 4000, Commerce Court West, Toronto, Ontario at 10:00 a.m. (Toronto time) and at any adjournment or postponement thereof for the purposes set forth in the enclosed notice of meeting (the “Notice of Meeting”).

The Shares are traded on the Toronto Stock Exchange (the “TSX”) and on the NASDAQ Global Market (the “NASDAQ”) under the symbol “CRON”.

Unless otherwise specified, the information contained in this Circular is given as of May 8, 2019. Unless otherwise specified, all references to “dollars” or “$” in this Circular are to Canadian dollars.

PROXY MATTERS

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may also be solicited by advertisement, telephone, online or personally by directors, officers or employees of the Company without special compensation, or by the Company’s transfer agent and registrar, TSX Trust Company (“TSX Trust”), at nominal cost. The costs of solicitation will be borne by the Company.

Appointment of Proxyholder

The persons named in the enclosed form of proxy are directors or officers of the Company designated by management of the Company. A registered Shareholder has the right to appoint as proxyholder a person or company (who need not be a Shareholder) other than the persons already named by management of the Company in the enclosed form of proxy to attend and act on such registered Shareholder’s behalf at the Meeting. Such right may be exercised by crossing out the names of management’s nominees and inserting the name of the person or company in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

Voting by Proxyholder

The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment or postponement thereof. As of the date of this Circular, management of the Company is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment or postponement thereof, the Shares represented by properly executed proxies given in favour of the persons designated by management of the Company in the form of proxy will be voted on such matters pursuant to the discretionary authority provided for in the form of proxy. If no specification is made to withhold the said Shares from voting, a proxyholder will vote the Shares FOR (A) the election of the persons to be nominated by management as directors of the Company and (B) the appointment of KPMG LLP as the auditors of the Company and the authorization of the board of directors of the Company (the “Board”) to fix their remuneration.

Registered Shareholders

If you are a registered Shareholder as of the record date of May 13, 2019, a form of proxy is enclosed with this Circular and you may, and whether or not it is your intention to be present in person at the Meeting you are encouraged to, appoint a proxy by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to TSX Trust, the Company’s transfer agent, by fax at (416) 595-9593 or by mail or hand delivery to 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1; or

(b)

logging on to the internet through TSX Trust’s website at www.voteproxyonline.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed form of proxy for the Shareholder’s account number and the proxy access number;

in all cases ensuring that the proxy is received not later than 10:00 a.m. (Toronto time) on June 17, 2019, or, if the Meeting is adjourned or postponed, the last business day preceding the day of the adjournment or postponement. The time limit for the deposit of proxies may also be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Non-Registered Shareholders

A Shareholder is a non-registered (or beneficial) Shareholder (a “Non-Registered Holder”) if the Shareholder’s Shares are registered either in the name of (in each case, an “Intermediary”):

1.

an intermediary that the Non-Registered Holder deals with in respect of the Shares, such as, among others, a bank, trust company, securities dealer or broker, director or administrator of RRSPs, RRIFs, RESPs and similar plans; or

2.	a clearing agency (such as CDS & Co. (“CDS”)) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has distributed copies of the Notice of Meeting, this Circular and a form of proxy or voting instruction form (collectively, the “Meeting Materials”) to the Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company (such as Broadridge Financial Solutions, Inc. (“Broadridge”)) to forward the Meeting Materials to Non-Registered Holders. The Company is a “Participating Issuer” under Broadridge’s Electronic Delivery Procedures. Non-Registered Holders who have enrolled in Broadridge’s Electronic Delivery Procedures (at www.investordelivery.com) will have received from Broadridge an email notification that the Meeting Materials are available electronically, which notification includes a hyperlink to the page on the Internet where the Meeting Materials can be viewed. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form; voting instruction forms sent by Broadridge permit the completion of the voting instruction form by telephone or through the Internet at www.proxyvote.com.

The Company will pay for an intermediary to deliver proxy materials to objecting beneficial owners of Shares (“OBOs”). The Meeting Materials sent to non-objecting beneficial owners of Shares (“NOBOs”) and OBOs who have not waived the right to receive the Meeting Materials will be accompanied by a voting instruction form. By returning the voting instruction form in accordance with the instructions noted thereon, a NOBO is able to instruct the voting of the Shares owned by it. Voting instruction forms, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted thereon. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should follow the corresponding instructions on the voting instruction form. Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

Revocation of Proxy

In addition to revocation in any manner permitted by law, a registered Shareholder as of the record date of May 13, 2019 who has returned a form of proxy may revoke it by:

(a)	completing and signing a form of proxy bearing a later date, and delivering it to TSX Trust in accordance with the instructions (including the submissions deadlines) set out above;

(b)	delivering a written statement expressly revoking such proxy, signed by the registered Shareholder or by the registered Shareholders’ attorney, who is authorized in writing, to:

i.

the corporate secretary of the Company at 720 King Street West, Suite 320, Toronto, Ontario, M5V 2T3 at any time up to and including the last business day prior to the Meeting, or the business day preceding the day to which the Meeting is adjourned or postponed; or

ii.	the chair of the Meeting prior to the start of the Meeting.

A Non-Registered Holder who wishes to revoke his or her voting instructions must contact his or her Intermediary in respect of such instructions and comply with any applicable requirements imposed by such Intermediary. An Intermediary may not be able to revoke such instructions if it receives insufficient notice of revocation.

Notice to Shareholders in the United States

The solicitation of proxies and the matters to be voted on, as contemplated in this Circular, involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of Ontario, Canada and securities laws of the provinces of Canada. As a “foreign private issuer” as defined under Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the proxy solicitation rules under the Exchange Act, including, but not limited to, Section 14(a) and Regulation 14A thereunder, are not applicable to the Company or this solicitation, and this Circular has been prepared in accordance with the disclosure requirements under the securities laws of the provinces of Canada in which the Company is a reporting issuer. Shareholders should be aware that disclosure requirements under the securities laws of such provinces of Canada may be different from the disclosure requirements under United States securities laws or other jurisdictions.

Financial statements and information included or incorporated by reference in this Circular have been prepared in accordance with International Financial Reporting Standards, and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements and information of United States companies.

The Company is subject to certain reporting requirements of the Exchange Act and files annual and current reports with the U.S. Securities and Exchange Commission (the “SEC”). Such documents may be obtained by visiting the SEC’s website at www.sec.gov.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No current or proposed director or executive officer of the Company, person who has been a director or executive officer of the Company since the beginning of the Company’s most recently completed financial year, or any associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board has fixed May 13, 2019 as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of and to vote at the Meeting.

The authorized capital of the Company consists of an unlimited number of Shares. As of May 8, 2019, the Company had 334,087,851 Shares issued and outstanding. Each Share entitles the holder of record to notice of, and to one vote on, each matter to come before the Meeting.

As of the date hereof, to the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote at the Meeting, other than Altria Group, Inc. (“Altria”), as indirect beneficial owner of 149,831,154 Shares or approximately 45% of the issued and outstanding Shares as of May 8, 2019.

MATTERS TO BE ACTED UPON

Financial Statements

The audited consolidated financial statements for the year ended December 31, 2018 and the report of the auditors thereon have been sent to Shareholders who have requested copies thereof and will be placed before the Meeting. Copies of the audited consolidated financial statements for the year ended December 31, 2018 are available without charge from the Company at 720 King Street West, Suite 320, Toronto, Ontario, M5V 2T3, by e-mail request to investor.relations@thecronosgroup.com, or by referring to the Company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Election of Directors

The Company’s articles provide that the Board shall consist of a minimum of one and a maximum of ten directors. In accordance with the Company’s by-laws, the Board has determined that seven directors will be elected at the Meeting. Each director will hold office from the date of the Meeting until the next annual meeting of Shareholders or until the successor of such director has been duly elected and/or appointed in accordance with the articles of incorporation and by-laws of the Company, the Investor Rights Agreement dated as of March 8, 2019 between the Company and Altria (the “Investor Rights Agreement”), and applicable law.

The Investor Rights Agreement provides that, for so long as Altria, Maple Acquireco (Canada) ULC, Altria Summit LLC and each of their respective controlled affiliates (the “Altria Group”) continues to beneficially own at least 40% of the issued and outstanding Shares, and the size of the Board is seven directors, the Company will nominate for election as directors to the Board four individuals designated by Altria (each, an “Altria Nominee”). In addition, for so long as Altria Group continues to beneficially own greater than 10% but less than 40% of the issued and outstanding Shares, Altria shall be entitled to designate a number of Altria Nominees that represents Altria Group’s proportionate share of the number of directors comprising the Board (rounded up to the next whole number) based on the percentage of the issued and outstanding Shares beneficially owned by the Altria Group at the relevant time. At least one Altria Nominee shall be Independent (as defined in the Investor Rights Agreement) as long as Atria has the right to designate at least three individuals to be nominated for election as directors to the Board and Altria Group beneficially owns less than 50% of the issued and outstanding Shares. Kevin C. Crosthwaite, Jr., Bronwen Evans, Murray R. Garnick and Bruce A. Gates are the Altria Nominees. Other than the Altria Nominees, the nominees for election as directors of the Company were selected by a majority of the Board’s independent directors within the meaning of such term under applicable NASDAQ listing standards and the NASDAQ marketplace rules (the “NASDAQ Rules”).

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote FOR the election of each of Michael Gorenstein, Jason Adler, Kevin C. Crosthwaite, Jr., Bronwen Evans, Murray R. Garnick, Bruce A. Gates and James Rudyk as directors. Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will vote for another nominee at their discretion unless the proxy specifies the Shares are to be withheld from voting in the election of the directors.

Majority Voting Policy

The Board has adopted a policy (the “Majority Voting Policy”) that requires that any nominee for director who does not receive a greater number of votes “for” his or her election as a director than votes “withheld” from voting tender his or her resignation to the Board for consideration by the independent directors of the Company promptly following the meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees of directors is equal to the number of directors to be elected. The independent directors of the Company shall consider the resignation and shall provide a recommendation to the Board within 45 days following the applicable meeting. The Board will consider the recommendation of the independent directors of the Company and determine whether to accept such recommendation within 90 days of the applicable meeting. Absent exceptional circumstances, the Board shall accept the resignation which will be effective upon such acceptance. A news release will be issued promptly by the Company announcing the Board’s determination, including, if applicable, the reasons for rejecting the resignation. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

A copy of this policy is available on the Company’s website at ir.thecronosgroup.com/governance/documents-charters.

Advance Notice By-law

The Company’s by-laws contain advance notice provisions setting out advance notice requirements for the nomination of directors of the Company by a Shareholder (who must also meet certain qualifications outlined in the by-laws) (the “Nominating Shareholder”) at any annual meeting of Shareholders, or for any special meeting of Shareholders if one of the purposes for which the special meeting was called was the election of directors (the “Advance Notice By-Law”). The following description is a summary only and is qualified in its entirety by the full text of the applicable provisions of the Company’s by-laws which are available on SEDAR at www.sedar.com or on the Company’s website at ir.thecronosgroup.com/governance/documents-charters.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must give timely notice of such nomination in proper written form to the secretary of the Company at the principal executive offices of the Company. To be timely, a Nominating Shareholder’s notice to the secretary must be made: (i) the case of an annual meeting of Shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. The Company’s by-laws also prescribe the proper written form for a Nominating Shareholder’s notice.

The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the notice procedures set forth in the by-laws and, if any proposed nomination is not in compliance with such provisions, the discretion to declare that such defective nomination will be disregarded.

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in the Advance Notice By-Law.

Board Nominees

The following table and notes set forth: (i) the name of each nominee for election as a director of the Company at the Meeting; (ii) his or her municipality of residence; (iii) his or her age; (iv) all other positions and offices with the Company currently held by him or her; (v) his or her present principal occupation or employment; (vi) the year he or she first became a director; (vii) the number of Shares he or she has advised are beneficially owned, directly or indirectly, by him or her or over which he or she exercises control or direction, and the value thereof; and (viii) his or her attendance at Board and committee meetings during the year ended December 31, 2018.

In addition, the following table indicates whether each nominee for election as a director of the Company at the Meeting is “independent” for the purposes of National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”).

Michael Gorenstein Age: 32 New York, New York, United States Director since: 2015 Non-independent

Mike Gorenstein is the Chairman, President and CEO of Cronos Group. Mr. Gorenstein is also a Co-founder and Member of Gotham Green Partners. Before joining the Company, Mr. Gorenstein was the VP and General Counsel at Alphabet Partners, LP, a New York City based multi-strategy investment management firm, focused on identifying mispriced assets across various industries, asset classes and geographies. Prior to Alphabet Partners, LP, he was a corporate attorney at Sullivan & Cromwell LLP where he focused on mergers and acquisitions and capital markets transactions. Mr. Gorenstein graduated from the University of Pennsylvania Law School with a Juris Doctor (JD), the Wharton School at University of Pennsylvania with a certificate in Business Economics and Public Policy and the Kelley School of Business at Indiana University with a Bachelor of Science Business in Finance.

	Board and Committees	Meeting Attendance
	Board(1)	13/13 100%
	Common Shares (#)	Total at Risk Value of Common Shares ($)
	1,739,915(2)	35,946,644

Notes:

(1)   Mr. Gorenstein resigned from the Audit Committee and Compensation Committee effective January 31, 2018.

(2)   450,465 of these Shares are held by Gotham Green Fund 1, LP, a fund affiliated with Mr. Adler and Mr. Gorenstein.

Jason Adler Age: 47 Pacific Palisades, California, United States Director since: 2016 Independent

Jason Adler is the Co-founder and Managing Member of Gotham Green Partners, a private equity firm focused primarily on early-stage investing in companies in the cannabis industry. Prior to co-founding Gotham Green, Mr. Adler was the co-founder and Chief Executive Officer of Alphabet Partners, LP, a New York City based multi-strategy investment management firm, focused on identifying mispriced assets across various industries, asset classes and geographies. Prior to Alphabet Partners, LP, Mr. Adler also founded Geronimo, LLC, a broker dealer and member of the American Stock Exchange, that made markets in equity options, and he began his career as a Market Maker at G&D Trading. Mr. Adler graduated with a B.A. from the University of Rhode Island.

	Board and Committees	Meeting Attendance
	Board	13/13 100%
	Compensation(1)	2/2 100%
	Audit Committee(1)	N/A
	Common Shares (#)	Total at Risk Value of Common Shares ($)
	7,129,557(2)	147,296,648

Notes:

(1)   Mr. Adler was appointed to the Compensation Committee on June 28, 2018 and the Audit Committee on March 8, 2019.

(2)   450,465 of these Shares are held by Gotham Green Fund 1, LP, a fund affiliated with Mr. Adler and Mr. Gorenstein.

Kevin C. Crosthwaite, Jr. Age: 43 Richmond, Virginia, United States Director since: 2019 Non-independent

Kevin “K.C.” Crosthwaite, Jr. serves as Senior Vice President and Chief Strategy and Growth Officer at Altria. In this role, Mr. Crosthwaite identifies and pursues Altria’s strategic and innovative product growth priorities. Since joining Philip Morris USA in 1997, Mr. Crosthwaite has held several leadership positions across Altria’s family of companies, including President and Chief Executive Officer for Philip Morris USA, where he oversaw operations for Philip Morris USA and John Middleton, as well as Vice President, Strategy and Business Development, and Vice President & General Manager at Marlboro. Mr. Crosthwaite also led Altria Ventures’ international efforts with innovative tobacco products. Mr. Crosthwaite currently serves on the Board of Directors for United Negro College Fund and the Richmond Forum and is a Board Observer for JUUL Labs. Mr. Crosthwaite received his Bachelor of Arts from Marquette University and his Master of Business Administration (MBA) from Providence College.

	Board and Committees	Meeting Attendance
	Board(1)	N/A
	Compensation (Chair)(2)	N/A
	Common Shares (#)	Total at Risk Value of Common Shares ($)
	Nil	Nil
Notes: (1) Mr. Crosthwaite was elected to the Board effective March 8, 2019. (2) Mr. Crosthwaite was appointed to the Compensation Committee on March 8, 2019.

Bronwen Evans Age: 49 Toronto, Ontario, Canada Director since: 2019 Independent

Bronwen Evans is an independent consultant drawing on 20 years of experience in the charitable, corporate and government sectors to provide clients with business development and brand strategies for transformational growth. Ms. Evans was a Founding Director of the True Patriot Love Foundation, where she served as its first CEO from 2012 to 2019 and raised record funds to support 25,000 Canadian military and veteran families. Before that, Ms. Evans was the Vice President of Marketing and Corporate Affairs at Medcan Health Management, and became the company’s first Chief Privacy Officer. She is a recipient of The Queen’s Diamond Jubilee Medal (2012) and currently serves as Director, Secretary and Chair of the Governance Committee of Kingsway College School. Ms. Evans holds a Bachelor of Arts in Philosophy with Honors from McGill University, and a Master of Arts in Philosophy with a concentration in Biomedical Ethics from Carleton University.

	Board and Committees	Meeting Attendance
	Board(1)	N/A
	Audit Committee(2)	N/A
	Common Shares (#)	Total at Risk Value of Common Shares ($)
	Nil	Nil
Notes: (1) Ms. Evans was elected to the Board effective March 8, 2019. (2) Ms. Evans was appointed to the Audit Committee effective March 8, 2019.

Murray R. Garnick Age: 59 Richmond, Virginia, United States Director since: 2019 Non-independent

Murray Garnick serves as Executive Vice President and General Counsel of Altria. In his role since 2017, he leads the company’s Law Department, Regulatory Affairs and Regulatory Sciences. Mr. Garnick previously served as Deputy General Counsel for Altria Client Services, a subsidiary of Altria, which provides professional services and support to Altria and its operating companies. At Altria, Mr. Garnick has led the legal support for sales, marketing, regulation, and product development and intellectual property matters. He has also supervised the management of tobacco, health and all other litigation brought against Altria and its operating companies. Prior to joining Altria in 2008 as Senior Vice President, Litigation and Associate General Counsel, Mr. Garnick served for more than two decades as a senior litigation partner at the law firm of Arnold & Porter in Washington, D.C. and currently serves on the Board of Trustees of Newseum in Washington, D.C. Mr. Garnick received his Bachelor of Arts from the University of Georgia and his Juris Doctor (JD) from the University of Georgia School of Law.

	Board and Committees	Meeting Attendance
	Board(1)	N/A
	Common Shares (#)	Total at Risk Value of Common Shares ($)
	Nil	Nil
Notes: (1) Mr. Garnick was elected to the Board effective March 8, 2019.

Bruce A. Gates Age: 58 Alexandria, Virginia, United States Director since: 2019 Non-independent

Bruce Gates is a Founding Partner of Three Oaks Strategies LLC, a management, policy and communications consulting firm based in Alexandria, Virginia. He is also the founding partner of Three Oaks Asset Management LLC, a family office/venture capital firm. Prior to his retirement from Altria in November 2017, Mr. Gates served as a Senior Vice President of External Affairs for Altria Client Services. In his role, he led the Government Affairs and Corporate Affairs departments and directed the company’s strategies involving governments, corporate communications, philanthropic programs and corporate social responsibility. Before assuming that role in 2011, Mr. Gates was Altria’s Senior Vice President of Government Affairs. He currently serves on the board of a private company, Aliro, and also on a number of non-profit boards, including The Boulder Crest Retreat for Wounded Warriors and Veteran Wellness, D.C. Sail, and the Congressional Institute. Recently, he joined the Board of Trustees for the Ford’s Theatre. Mr. Gates received his Bachelor of Arts from the University of Georgia.

	Board and Committees	Meeting Attendance
	Board(1)	N/A
	Common Shares (#)	Total at Risk Value of Common Shares ($)
	Nil	Nil
Notes: (1) Mr. Gates was elected to the Board effective March 8, 2019.

James Rudyk Age: 52 Oakville, Ontario, Canada Director since: 2018 Independent

James Rudyk is currently the Chief Financial Officer of Roots Corporation (“Roots”), a position he has held since January 2016. Mr. Rudyk is a seasoned executive with more than 25 years of financial and operational experience, and a track record of supporting ambitious growth plans. Prior to joining Roots, Mr. Rudyk served as the Chief Financial Officer of Shred-It International Inc. from 2009 to 2015, where he was instrumental in helping the company grow from approximately $200 million to over $700 million in revenue and expand to more than 17 countries around the world. He also served as Chief Financial Officer and Chief Operating Officer of Canada Cartage Systems Limited from 2004 to 2009. He received his Bachelor of Arts and Master of Accounting degree from the University of Waterloo. Mr. Rudyk is also a Chartered Professional Accountant and holds an ICD.D designation from the Institute of Corporate Directors.

	Board and Committees	Meeting Attendance
	Board(1)	13/13 100%
	Audit (Chair)(2)	3/3 100%
	Compensation(2)	2/2 100%
	Common Shares (#)	Total at Risk Value of Common Shares ($)
	36,237	748,656

Notes:

(1)   Mr. Rudyk was appointed to the Board effective January 31, 2018. Mr. Rudyk was appointed as Independent Lead Director (as defined herein) effective May 18, 2018.

(2)   Mr. Rudyk was appointed to each of the Audit Committee and Compensation Committee effective January 31, 2018.

Corporate Cease Trade Orders or Bankruptcies

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten years, a director, chief executive officer or chief financial officer of any company (including a personal holding company or any such person) that (i) was subject to a cease trade order (or similar order that denied the company access to any exemption under securities legislation) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer or (ii) was subject to a cease trade order (or similar order that denied the company access to any exemption under securities legislation) that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten years, a director or executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No person proposed to be nominated for election as a director at the Meeting has, within the preceding ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Penalties or Sanctions

No person proposed to be nominated for election as a director at the Meeting has been subject to (i) any penalties or sanction imposed by a court relating to securities legislation or by a securities regulatory authority or had entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for such person.

Appointment of Auditors

At the Meeting, Shareholders will be asked to appoint KPMG LLP as auditors of the Company until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ remuneration. KPMG LLP was appointed as the Company’s auditors effective as of May 18, 2018.

Unless authority to do so is withheld, persons named in the accompanying form of proxy intend to vote FOR the appointment of KPMG LLP as the auditors of the Company to hold office until the close of the next annual meeting of Shareholders, or until a successor is appointed, and authorizing the Board to fix the remuneration of the auditors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board considers good corporate governance practices to be an important factor in the overall success of the Company. Under NI 58-101 and National Policy 58-201 Corporate Governance Guidelines, the Company is required to disclose information relating to its corporate governance practices, which disclosure is set out herein.

With respect to the United States, the Company is required to comply with the provisions of the Sarbanes-Oxley Act of 2002 (the “Act”) and the applicable rules adopted by the SEC pursuant to the Act, as well as the NASDAQ Rules, in each case, as applicable to foreign private issuers.

NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of most of the requirements of the 5600 series of the NASDAQ Rules. In order to claim such an exemption, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance requirements. Set forth below is a summary of such differences.

Shareholder Approval Requirements

NASDAQ Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. The Company does not follow this NASDAQ Marketplace Rule. Instead, and in accordance with the NASDAQ exemption, the Company complies with the applicable TSX rules. Such rules require issuers to obtain shareholder approval prior to a distribution of common shares (other than in respect of public offerings or offerings at a price per security at or above market price, in each case subject to certain exceptions) that involve the sale of more than 25% of the issuer’s outstanding common shares prior to the transaction.

In addition, NASDAQ Rule 5635(c) requires that stock option plans that do not contain a formula for automatic increases in the shares available for grant and do not impose a limit on the number of shares available for grant would require shareholder approval of each grant under the plan. The Company does not follow this NASDAQ Rule. Instead, and in accordance with the exemption under NASDAQ Rule 5615(a)(3), the Company complies with the applicable TSX rules, which permit the maximum number of shares issuable under stock option plans to be expressed as a fixed percentage of the issued and outstanding common shares from time to time, provided that all unallocated options, rights or other entitlements under such a plan are approved by shareholders upon institution and every three years thereafter.

Board of Directors

The Board is responsible for the stewardship of the Company and for the supervision of management to protect Shareholder interests. The Board oversees the development of the Company’s strategic plan and the ability of management to continue to deliver on the corporate objectives.

The independent judgment of the Board in carrying out its responsibilities is the responsibility of all directors. The Board facilitates independent supervision of management through meetings of the Board and through frequent informal discussions among independent members of the Board and management. In addition, the Board has free access to the Company’s external auditors, external legal counsel and to the Company’s officers.

Composition and Independence of the Board

The Board is currently comprised of seven directors: Michael Gorenstein (Chairman), Jason Adler, Kevin C. Crosthwaite, Jr., Murray R. Garnick, Bruce A. Gates, Bronwen Evans and James Rudyk. If management’s nominees are elected at the Meeting, the Board will be comprised of the same seven directors. Please see the biographies of individual directors under “Matters to be Acted Upon – Election of Directors – Board Nominees”.

The Board has determined that three of the seven directors of the Company (or approximately 43% of the nominees), namely Mr. Adler, Ms. Evans and Mr. Rudyk, have no material relationship with the Company, either directly or indirectly, which could, in the view of the Board, be reasonably expected to interfere with the exercise of such individual’s independent judgment, and are “independent” within the meaning of such term under NI 58-101 and the applicable NASDAQ Rules. As Altria is the parent company of Maple Acquireco (Canada) ULC, the beneficial owner of approximately 45% of the Shares, for the purposes of NI 58-101, the Company is considered to be “controlled” by Altria. As such, Messrs. Crosthwaite and Garnick are not “independent” within the meaning of such term under NI 58-101 as they are the Senior Vice President and Chief Growth Officer and the Executive Vice President and General Counsel, respectively, of Altria. In addition, Mr. Gates is not “independent” within the meaning of such term under NI 58-101 as he was an employee of Altria within the last three years. Messrs. Crosthwaite, Garnick and Gates are considered to be “independent” within the meaning of such term under applicable NASDAQ Rules, other than for Audit Committee purposes. Mr. Gorenstein is not “independent” within the meaning of such term under NI 58-101 and the applicable NASDAQ Rules as he is the Chairman, President and CEO of the Company.

While the majority of the directors of the Company are not independent within the meaning of such term under NI 58-101, only Mr. Gorenstein is a member of management, and thus the Board believes that it is able to exercise independent judgment in carrying out its responsibilities. In addition, to facilitate the exercise of independent supervision over management, the Board has provided for the role of an independent lead director (the “Independent Lead Director”). This role is currently held by Mr. Rudyk. The primary focus of the Independent Lead Director is to provide leadership to ensure that the Board functions independently of management of the Corporation and non-independent directors and to foster the effectiveness of the Board. The Independent Lead Director acts as a liaison between the independent directors and the Chairman and chairs all Board meetings when the Chairman is not in attendance, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded. The Independent Lead Director is also responsible for working with the Chairman to ensure that the appropriate committee structure is in place and make recommendations for appointment to such committees and, together with the Chairman, ensuring that the responsibilities of the Board are effectively carried out in compliance with the Board’s mandate and that the functions of the Board delegated to the committees of the Board are effectively carried out and reported to the Board.

The directors who are independent within the meaning of such term under NI 58-101 hold regularly scheduled meetings at which non-independent directors and members of management were not in attendance. During 2018, the independent directors held three meetings at which non-independent directors and members of management were not in attendance. The Board encourages its independent directors to meet formally or informally without any non-independent directors, including members of management, being present on an as-needed basis. In addition, the small size of the Board helps to create an atmosphere conducive to candid and open discussion among all directors.

Board Mandate

As set out in the Board Mandate, the Board has established two committees to assist with its responsibilities: the Audit Committee and the Compensation Committee (together, the “Committees”). Each of the Committees has a mandate defining its responsibilities. The Board Mandate also provides for the establishment of additional committees of the Board. The Board Mandate is attached as Schedule A to this Circular.

Position Descriptions

The Board has written position descriptions for the Chairman, Independent Lead Director, chairs of the Committees and the CEO. The Board Mandate and the charters for the Committees set out in writing the responsibilities of the Board and the Committees for supervising management of the Company.

Orientation and Continuing Education

All new directors are provided with an initial orientation regarding the nature and operation of the Company’s business and its strategy and as to the role of the Board and its Committees, as well as the legal obligations of a director of the Company. Existing directors are periodically updated on these matters.

In order to orient new directors as to the nature and operation of the Company’s business, they are given an opportunity to meet with key members of the management team to discuss the Company’s business and activities. In addition, new directors receive copies of Board materials, corporate policies and procedures, and other information regarding the business and operations of the Company.

Board members are expected to keep themselves current with industry trends and developments and are encouraged to communicate with management and, where applicable, auditors and advisors of the Company. Board members have access to the Company’s external and in-house legal counsel in the event of any questions or matters relating to their corporate and director responsibilities and to keep themselves current with changes in legislation. Board members have full access to the Company’s records. In addition, external counsel and other external advisers of the Company will be regularly invited to present to the Board at Board meetings on topics and trends facing public companies.

The orientation and continuing education process is reviewed on an annual basis by the Board and will be revised as necessary.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code”), a written code of business conduct and ethics for the Company’s directors, officers and employees. The Code sets out the Board’s expectations for the conduct of such persons in their dealings on behalf of the Company. The Company’s contractors, suppliers and third-party vendors are also expected to meet the standards contained in the Code.

The Board has delegated responsibility for monitoring compliance with the Code and for investigating and enforcing matters related to the Code to management, who will report breaches of the Code to the Company’s legal department or for matters regarding accounting, internal accounting controls and other auditing matters to the Audit Committee or for matters involving the Chief Executive Officer or any other senior executive or financial officer of the Company to any member of the Board of Directors. The Company’s legal department or Audit Committee, as applicable, will promptly address all allegations of non-compliance with the Code and recommend corrective actions to local or head office management, as appropriate. The Company’s General Counsel is responsible for allegations relating to the most serious violations of the Code. The Company’s General Counsel reports regularly to the Board and the Audit Committee regarding serious suspected and confirmed Code violations. Any waivers of the Code can only be granted by the General Counsel or the Chief Executive Officer and any such waivers are reported to the Audit Committee. Waivers of the Code for executive officers and senior management may only be granted by the Board or the Audit Committee and will be disclosed to shareholders as required under applicable law.

Directors and executive officers are required by applicable law and the Code to promptly disclose any potential conflict of interest that may arise. If a director or executive officer has a material interest in an agreement or transaction, applicable law, the Code and principles of sound corporate governance require them to declare the interest in writing or request to have such interest entered in the minutes of meetings of directors and, where required by applicable law, abstain from voting with respect to the agreement or transaction. The Code requires the prior approval of the other members of the Board prior to any director accepting an appointment as a director or officer of a competitor or competing business, or becoming otherwise professionally engaged with a competitor or competing business.

A copy of the Code is available on SEDAR at www.sedar.com and on the Company’s website at ir.thecronosgroup.com/governance/documents-charters.

Conflict of Interest Policy

The Board has adopted a Conflict of Interest Policy (the “Conflicts Policy”) that applies to all members of the Board. The Conflicts Policy establishes the ethical standards and accountability expected of the Board in situations where there may be a conflict of interest. The Conflicts Policy is in addition to any requirements imposed under applicable law and is supplemental to, and does not replace or supersede, any other policies or procedures of the Company that require review and/or approval of certain arrangements or transactions or that may be applicable to conflicts of interest, including the Code and the requirements of the Investor Rights Agreement, which, among other things, requires the prior approval of an Independent Committee (as such term is defined in the Investor Rights Agreement) for any transaction between any member of Altria Group and the Company or any of its subsidiaries, subject to certain exceptions.

The Conflicts Policy sets out the commitment of the Company’s directors to not being, and not appearing to be, in a circumstance where there is an actual or perceived conflict between their personal or financial interests and their duties to act in the best interests of the Company. Directors are required to complete an annual questionnaire (the “Director Questionnaire”) with respect to any material interests or relationships that are, or could be perceived to be, an actual or potential conflict of interest with their obligation to act in the best interests of the Company, including details of the extent and nature of the actual, potential or perceived conflict of interest. Directors are also required to disclose any new actual, potential or perceived conflicts of interest if they become aware of them following the completion of the Director Questionnaire.

After a director discloses an actual, potential or perceived conflict of interest, the Chair of the Board or relevant Board committee, as applicable, may confer with disinterested members of the Board and/or the relevant Board committee and seek additional advice, including from an independent committee of the Board, if one has been created, as he or she believes is necessary in order to be able to respond. After considering all the relevant facts and circumstances surrounding the actual, potential or perceived conflict of interest, the Chair of the Board shall respond in writing to the director as to a decision or course of action if any is required, regarding the actual, potential or perceived conflict of interest. If the actual, potential or perceived conflict of interest requires Board approval, then the disinterested members of the Board may approve the matter in good faith, if they determine that the matter is not inconsistent with the best interests of the Company.

Insider Trading Policy

In addition to the Code, the Company has a comprehensive insider trading policy (the “Insider Trading Policy”) relating to the trading in securities of the Company by directors, officers and employees of the Company and its subsidiaries, and certain persons related to any such persons.

Among other things, the following is prohibited by the Insider Trading Policy: (i) speculating in securities of the Company; (ii) buying the Company’s securities on margin; (iii) short sales of the Company’s securities; (iv) transactions in puts or calls; (v) purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of securities of the Company held, directly or indirectly, including equity securities granted as compensation.

Nomination of Directors

The Board has not established a formal nominating committee. Rather, the Board has determined that compliance with the NASDAQ Rules, which require that director nominees (other than the Altria Nominees) are recommended for the Board’s selection by independent directors within the meaning of such term under applicable NASDAQ Rules constituting a majority of the Board’s independent directors in a vote in which only independent directors participate, with the independence requirements applicable to such directors to be confirmed at such time, adequately encourages an objective nomination process. Individuals are selected with the desired background and qualifications, taking into account the needs of the Board at the time. In making its recommendations, the Board’s independent directors consider the competencies and skills (i) that the Board considers to be necessary for the Board, as a whole, to possess; (ii) that the Board considers each existing director to possess; and (iii) each new nominee will bring to the boardroom. The Board’s independent directors also consider whether or not each new nominee can devote sufficient time and resources to his or her duties as a Board member.

The Investor Rights Agreement provides that, for so long as the Altria Group continues to beneficially own at least 40% of the issued and outstanding Shares, and the size of the Board is seven directors, the Company agrees to nominate for election as directors to the Board four Altria Nominees. In addition, for so long as Altria Group continues to beneficially own greater than 10% but less than 40% of the issued and outstanding Shares, Altria shall be entitled to designate a number of Altria Nominees that represents Altria Group’s proportionate share of the number of directors comprising the Board (rounded up to the next whole number) based on the percentage of the issued and outstanding Shares beneficially owned by the Altria Group at the relevant time. At least one Altria Nominee shall be Independent (as defined in the Investor Rights Agreement) as long as Atria has the right to designate at least three individuals to be nominated for election as directors to the Board and Altria Group beneficially owns less than 50% of the issued and outstanding Shares.

Board and Committee Assessment

The Board is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. Each Board member has considerable experience in the guidance and management of public companies and the Board has found this has been sufficient to meet the needs of the Company to date.

The Board has adopted and implemented a formal performance assessment process (the “Assessment Process”) for the Board, the Audit Committee and the Compensation Committee. Pursuant to the Assessment Process, all directors must complete an annual questionnaire on the effectiveness of the Board, the committees of the Board, and their own contribution and the contributions of the other individual directors. Assessments of the Board and its committees will consider the Board mandate and the relevant committee charter, as the case may be. Assessments of individual directors will consider the position description and skills and competencies applicable to that individual. The full Board will discuss the collective assessment to determine what, if any, actions should be taken to improve effectiveness.

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with National Instrument 52-110 Audit Committees (“NI 52-110”) and section 3(a)(58)(A) of the Exchange Act. The Audit Committee is currently comprised of three directors of the Company: James Rudyk (Chair), Jason Adler and Bronwen Evans, all of whom are considered to be “independent” within the meaning of such term under NI 52-110 and applicable NASDAQ Rules.

The Board has determined that James Rudyk, the chair of the Audit Committee, qualifies as an “audit committee financial expert” for purposes of paragraph (8) of General Instruction B to Form 40-F. The SEC has indicated that the designation of Mr. Rudyk as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liabilities on him that are greater than those imposed on members of the Audit Committee and the Board who do not carry this designation or affect the duties, obligations or liabilities of any other member of the Audit Committee or the Board.

The members of the Audit Committee are appointed by the Board, and each member of the Audit Committee serves at the pleasure of the Board until the member resigns, is removed or ceases to be a member of the Board.

The responsibilities and operation of the Audit Committee are set out in the Company’s Audit Committee Charter, the text of which is included as Schedule A to the Annual Information Form, a copy of which is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Please refer to the section entitled “Audit Committee” in the Annual Information Form for further information.

Compensation Committee

The Compensation Committee is currently comprised of three directors of the Company: Kevin C. Crosthwaite, Jr. (Chair), James Rudyk and Jason Adler. Messrs. Rudyk and Adler are considered to be “independent” within the meaning of such term under NI 58-101 and applicable NASDAQ Rules. Mr. Crosthwaite is not considered to be “independent” within the meaning of such term under NI 58-101 but is considered to be “independent” within the meaning of such term under applicable NASDAQ Rules, other than for Audit Committee purposes. In order to ensure that the compensation process remains objective: (i) the Board is required to review and evaluate all recommendations put forward by the Compensation Committee; and (ii) both the Board and the Compensation Committee hold meetings at which non-independent directors of the Company are not present.

The Compensation Committee is responsible for making recommendations to the Board with respect to the compensation of the directors and executive officers of the Company. See “Statement of Executive Compensation – Compensation Discussion and Analysis” and “Director Compensation” for a discussion of the Company’s process of determining the compensation of the Company’s directors and executive officers.

Director Term Limits

The Board has not adopted a term limit for directors and, as part of the Board’s assessment process, the Board considers the benefit of renewal among directors in the context of the needs of the Board from time to time. The average tenure of the current members of the Board is approximately one year. In light of the tenures of the nominees for election to the Board at the Meeting and the nature of the industry in which the Company operates, the Board does not believe that adopting a term limit for directors is necessary or appropriate at this time.

Diversity

The Board has adopted a written policy concerning diversity on the Board and in senior management (the “Diversity Policy”). The Board believes that diversity is important to ensure that Board members and senior management possess the necessary range of perspectives, experience and expertise required to achieve the Company’s objectives and deliver for its stakeholders. The Company believes that diversity mitigates the risk of group think, ensures that the Company has the opportunity to benefit from all available talent and enhances, among other things, its organizational strength, problem-solving ability and opportunity for innovation. The Diversity Policy states, among other things, that the Board should consider diversity criteria including, but not limited to, any characteristic that can be used to differentiate groups and people from one another such as gender, geographical representation, education, religion, ethnicity, race, nationality, culture, language, aboriginal or indigenous status and other ethnic distinctions, sexual orientation, political affiliation, family and marital status, age, disability, and industry experience and expertise, when determining the composition of the Board. It is an objective of the Company that diversity be considered when hiring members of the Company’s senior management and in connection with succession planning.

There is currently one woman on the Board (representing 14% of the directors of the Company) and one woman in an executive officer position (representing 20% of the executive officers of the Company). The Company has not adopted targets regarding the representation of women on the Board or in executive officer positions. The Company monitors the level of representation of women on the Board and in senior management positions.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

The following disclosure describes the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company to each NEO (as defined herein). This section also identifies the objectives and material elements of compensation awarded to the NEOs and the reasons for the compensation. For a complete understanding of the executive compensation program, this disclosure should be read in conjunction with the Summary Compensation Table and other executive compensation-related disclosure included in this Circular.

The Board’s assessment of corporate performance is based on a number of qualitative and quantitative factors including execution of ongoing projects and transactions, and progress on key growth initiatives.

Named Executive Officers

During the financial year ended December 31, 2018, the Company’s named executive officers included the Chairman, President and CEO, Chief Financial Officer (“CFO”), Chief Operating Officer (“COO”) and the Company’s next two most highly compensated executives whose total compensation was, individually, more than $150,000 for the financial year (collectively, the “NEOs”). The following individuals are the Company’s NEOs for the year ended December 31, 2018:

•	Michael Gorenstein – Chairman, President and CEO;

•	William Hilson – CFO, a consultant of the Company;

•	David Hsu – COO;

•	Jeffrey Jacobson – Vice President of Business Development; and

•	Xiuming Shum – General Counsel and Corporate Secretary.

Compensation Governance

The Compensation Committee is currently comprised of three directors of the Company, Kevin C. Crosthwaite, Jr. (Chair), James Rudyk and Jason Adler. See “Statement of Corporate Governance Practices – Compensation Committee”.

See “Matters to be Acted Upon – Election of Directors” for a summary biography of each member of the Compensation Committee, which sets out the experience relevant to the performance of his duties as a member of the Compensation Committee.

The Compensation Committee is responsible for reviewing and making recommendations to the entire Board concerning the compensation of the directors and executive officers of the Company. Based on the recommendations of the Compensation Committee, the Board is responsible for determining the compensation paid to the executive officers and directors of the Company.

The philosophy of the Compensation Committee is to determine compensation for the Company’s executive officers relative to the performance of the Company in executing on its objectives. The services of the NEOs at the end of the most recently completed financial year were provided to the Company pursuant to employment and consulting agreements which provide for the fixed base salaries to be paid to the aforementioned NEOs. The NEOs are also eligible to receive performance-based incentive compensation. Other officers may receive both fixed compensation and performance-based variable incentive compensation, which together represents total direct compensation.

The Compensation Committee’s assessment of corporate performance is based on a number of qualitative and quantitative factors including execution of on-going projects and transactions, safety, operational performance and progress on key growth initiatives. The NEOs do not automatically receive any particular award based on the

Compensation Committee’s determination of the overall performance of the Company, but rather the determination establishes the background for the Compensation Committee’s subsequent review of the NEO’s individual performance.

Objectives of Executive Compensation

The objectives of the compensation program of the Company are:

•	to reward individual contributions in light of overall business results;

•	to align the interests of the executives with the interests of the Shareholders; and

•	to attract and retain executives who can help the Company achieve its objectives.

Elements of Executive Compensation

Rather than strictly applying formulas and weightings to forward-looking performance objectives, which may lead to unintended consequences for compensation purposes, the Board exercises its discretion and uses sound judgment in making compensation determinations. For this reason, the Board does not measure performance using any pre-set formulas in determining compensation awards for NEOs.

The Board’s comprehensive assessment of the overall business performance of the Company, including corporate performance against objectives (both quantitative and qualitative), business circumstances and, where appropriate, relative performance against peers, provides the context for individual executive officer evaluations for all direct compensation awards.

In 2018, the NEOs received a mix of: (i) base salary and (ii) medium- to long-term incentives comprised of options to purchase Shares (the “Options”).

1.	Base Salary

Base salaries are intended to provide the NEOs with competitive base salaries. The Company differentiates salary levels to reflect each NEO’s experience and responsibilities. Base salaries are fixed pursuant to each NEO’s consulting or employment agreement.

2.	Medium to Long-Term Incentives

Medium and long-term incentives, which are provided by way of grants of Options, are intended to provide ties between executive compensation and performance of the Company. Options are designed to motivate directors and executive officers to achieve positive business results and align their interests with those of the Shareholders. Participants benefit only if the market value of the Shares at the time of an Option exercise is greater than the exercise price of the Options. Options vest in such manner as the Board may determine.

Option grants are determined on an ad hoc basis. The CEO makes recommendations to the Compensation Committee regarding individual Option awards for all recipients other than the CEO and the directors of the Company. The Compensation Committee makes recommendations to the Board regarding Options for the CEO and the directors. In making its recommendation to the Board regarding the grant of Options to the CEO, the Compensation Committee considers relevant market data and other information.

The Compensation Committee reviews the appropriateness of the Option grant recommendations from the CEO for all eligible employees and accepts or adjusts these recommendations. The Compensation Committee is responsible for approving all individual Option grants, including grants that are awarded outside the annual compensation deliberation process for such things as promotions or new hires. The Compensation Committee is also responsible for recommending to the Board for its approval any Option grants for executive officers.

The Compensation Committee approves or recommends compensation awards, including Option grants, which are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual.

Performance Graph

The following performance graph compares the total cumulative return to a Shareholder who invested $100 in Shares on July 7, 2014, assuming reinvestment of dividends, with the cumulative total return on the S&P/TSX Composite Total Return Index for each year following July 7, 2014.

Cumulative Total Return
Based on reinvestment of $100 beginning July 7, 2014
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
Jul-14
Dec-14
Dec-15
Dec-16
Dec-17
Dec-18
Cronos Group Inc
S&P/TSX Composite Total Return Index

	July 7, 2014	December 31, 2014	December 31, 2015	December 30, 2016	December 29, 2017	December 29, 2018
Cronos Group Inc.	100.00	800.00	315.00	1,480.00	9,570.00	14,380.00
S&P/TSX Composite Total Return Index	100.00	97.36	89.26	108.08	117.91	107.43

The compensation policy for the Company’s directors and executive officers is primarily tied to the financial performance of the business and not specifically to Share performance. The performance criteria are based on the Company’s relative Shareholder return as compared to a peer index. As a result, the trend shown in the above graph does not necessarily correspond to the Company’s compensation to its executive officers for the same period.

Summary Compensation Table

The following table sets forth all compensation for each NEO for services rendered in all capacities to the Company for the financial years ended December 31, 2018, 2017 and 2016. The Company does not have any pension plans, long-term non-equity incentive plans or deferred compensation plans. In addition, the Company does not currently have any plans or arrangements in place that provide for Share-based awards.

Name and Principal Position	Year	Salary	Share- Based Awards	Option-Based Awards(1)	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compensation	Total Compensation
					Annual Incentive Plans	Long- Term Incentive Plans
		($)	($)	($)	($)	($)	($)	($)	($)
Michael Gorenstein, Chairman, President and Chief Executive Officer	2018	266,932 (2)	Nil	557,910	Nil	Nil	Nil	Nil	824,842
	2017	266,932(2)	Nil	2,644,750	Nil	Nil	Nil	Nil	2,911,682
	2016	174,664(3)	Nil	719,639	Nil	Nil	Nil	Nil	894,303
William Hilson, Chief Financial Officer(4)	2018	150,000	Nil	Nil	Nil	Nil	Nil	Nil	150,000
	2017	150,000	Nil	29,083	Nil	Nil	Nil	Nil	179,083
	2016	64,947	Nil	245,895	Nil	Nil	Nil	Nil	310,842
David Hsu, Chief Operating Officer(5)	2018	254,114(6)	Nil	Nil	Nil	Nil	Nil	Nil	254,114
	2017	240,512(7)	Nil	1,665,975	Nil	Nil	Nil	Nil	1,906,487
	2016	147,941	Nil	114,360	Nil	Nil	Nil	Nil	262,301
Jeffrey Jacobson, Vice President of Business Development(8)	2018	192,615	Nil	Nil	Nil	Nil	Nil	Nil	192,615
	2017	156,000	Nil	334,198	Nil	Nil	Nil	Nil	490,198
	2016	39,231	Nil	60,528	Nil	Nil	Nil	Nil	99,759
Xiuming Shum, General Counsel(9)	2018	175,000	Nil	929,850	Nil	Nil	Nil	Nil	1,104,850
	2017	76,099	Nil	305,948	Nil	Nil	Nil	Nil	382,047
	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)

Fair value of the Options was determined using the Black-Scholes option-pricing model. The following inputs were used, as determined by management: (i) risk free interest rate; (ii) expected life of Options; (iii) expected annualized volatility; (iv) expected dividend yield; and (v) weighted average Black-Scholes value at grant date. Volatility was estimated using the historical volatility of the Company and other companies that the Company considers comparable that have trading and volatility history prior to the Company becoming public.

(2)	Based on a salary of US$200,000. Salary was remitted in Canadian dollars at an average exchange rate of US$1.00 = C$1.3347.
(3)	Salary was remitted in United States dollars. Mr. Gorenstein’s salary was converted to Canadian dollars based on the prevailing exchange rate at the time of payment.
(4)

Mr. Hilson was appointed Chief Financial Officer effective October 10, 2016. Effective April 15, 2019, Jerry Barbato was appointed Chief Financial Officer, and William Hilson assumed the newly created role of Chief Commercial Officer.

(5)	Mr. Hsu was engaged as an Operations Consultant effective June 4, 2016 and as Chief Operating Officer on June 6, 2018.
(6)

Prior to Mr. Hsu’s appointment as Chief Operating Officer, Mr. Hsu’s salary was remitted in United States dollars at the prevailing exchange rate at the time of payment. Thereafter, his salary was remitted in Canadian dollars. Includes certain expenses incurred by Mr. Hsu and reimbursed by the Company in relation to a United States health insurance plan.

(7)

Salary was remitted in United States dollars at the prevailing exchange rate at the time of payment. Mr. Hsu’s salary was converted to Canadian dollars based on an annual average exchange rate of US$1.00 = C$1.2986, as reported by the Bank of Canada.

(8)

Mr. Jacobson was appointed as Vice President of Business Development effective October 24, 2017. Mr. Jacobson was an employee of Peace Naturals Project Inc. at the time of its acquisition by the Company on September 6, 2016. Mr. Jacobson’s 2016 compensation reflects compensation earned as an employee of Peace Naturals Project Inc. between September 6, 2016 and December 31, 2016.

(9)	Ms. Shum was originally engaged by the Company as a consultant effective August 21, 2017 and was appointed as General Counsel effective October 1, 2017.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets forth the details regarding all Option-based and Share-based awards outstanding for each NEO as at December 31, 2018.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In- The-Money Options(1)	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share- Based Awards That Have Not Vested	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed
	(#)	($)		($)	(#)	($)	($)
Michael Gorenstein	487,500	0.50	August 5, 2021	6,766,500	Nil	Nil	Nil
	1,200,000	1.23	October 6, 2021	15,780,000	Nil	Nil	Nil
	1,300,000	3.14	April 12, 2022	14,612,000	Nil	Nil	Nil
	500,000	2.42	August 23, 2022	5,980,000	Nil	Nil	Nil
	150,000	7.57	May 17, 2023	1,021,500	Nil	Nil	Nil
William Hilson	487,500	1.23	October 6, 2021	6,410,625	Nil	Nil	Nil
	25,000	2.42	August 23, 2022	299,000	Nil	Nil	Nil
David Hsu	487,500	0.50	August 5, 2021	6,766,500	Nil	Nil	Nil
	500,000	3.14	April 12, 2022	5,620,000	Nil	Nil	Nil
	750,000	2.42	August 23, 2022	8,970,000	Nil	Nil	Nil
Jeffrey Jacobson	120,000	1.23	October 6, 2021	1,578,000	Nil	Nil	Nil
	20,000	3.14	April 12, 2022	224,800	Nil	Nil	Nil
	260,000	2.42	August 23, 2022	3,109,600	Nil	Nil	Nil

Xiuming Shum	263,000	2.42	August 23, 2022	3,145,480	Nil	Nil	Nil
	250,000	7.57	May 17, 2023	1,702,500	Nil	Nil	Nil

Notes:

(1)	Based on the closing price of the Shares on the TSX on December 31, 2018, being $14.38 per Share, and the exercise price of the Options.

Value Vested or Earned During the Year

The following table sets forth the details regarding the value vested or earned of Option-based and Share-based awards for each NEO for the financial year ended December 31, 2018.

Name	Option-Based Awards – Value Vested During the Year(1)	Share-Based Awards – Value Vested During the Year	Non-Equity Incentive Plan Compensation – Value Earned During the Year
	($)	($)	($)
Michael Gorenstein	7,646,208	Nil	Nil
William Hilson	1,142,391	Nil	Nil
David Hsu	3,709,375	Nil	Nil
Jeffrey Jacobson	831,096	Nil	Nil
Xiuming Shum	676,054	Nil	Nil

Notes:

(1)	Options began vesting immediately upon issue.

2018 Option Plan

The following is a summary of the material terms of the 2018 Option Plan.

Under the 2018 Option Plan, certain directors, officers, key employees and service providers (“Participants”) of the Company and its affiliates are eligible to participate in the 2018 Option Plan, which provides for the grant of Options to purchase Shares. The 2018 Option Plan is administered by the Board and was last approved by Shareholders on June 28, 2018. The following is a summary of the material terms of the 2018 Option Plan.

Shares Subject to the 2018 Option Plan and Participation Limits

The 2018 Option Plan is a “rolling” stock option plan, pursuant to which the number of Shares that may be reserved for issuance upon the exercise of Options will not exceed 10% of the number of issued and outstanding Shares on a non-diluted basis at any time, provided that the number of Shares issued or issuable under all security-based compensation arrangements will not exceed 10% of the number of issued and outstanding Shares on a non-diluted basis.

No Options may be granted under the 2018 Option Plan if, together with any of the Company’s other security-based compensation arrangements, such grant of Options could result, at any time, in the aggregate number of Shares (i) issued to insiders, within any one-year period, or (ii) issuable to insiders at any time, in either case, exceeding 10% of the issued and outstanding Shares, provided, however, that the number of Options or Share Appreciation Rights (“SARs”) that may be granted to any Participant in any one calendar year shall not exceed 10% of the number of issued and outstanding Shares (on a non-diluted basis).

No Options may be granted under the 2018 Option Plan to any non-employee director if such grant would, at the time of the grant, result in: (i) the aggregate number of Shares reserved for issuance to all non-employee directors under the 2018 Option Plan and all other security-based compensation arrangements of the Company exceeding 1% of the total number of Shares then-issued and outstanding; (ii) the aggregate value of Options granted to the non-employee director during the Company’s fiscal year exceeding $100,000; or (iii) the aggregate value of Options and, in the case of security-based compensation arrangements that do not provide for the granting of Options (“Full Value Awards”), the grant date value of Shares granted to the non-employee director during the Company’s fiscal year exceeding $150,000, provided that any Full Value Award elected to be received by a non-employee director, in the non-employee director’s discretion, in place of the same value of foregone cash compensation from the Company shall not be counted toward the foregoing $150,000 limit and provided further that the foregoing limitations shall not apply to one-time initial grants to a new director who would be a non-employee director upon joining the Board as compensation for serving on the Board.

As at May 8, 2019, 334,955 Options were granted and up to 20,676,372 Shares were available for grant of Options under the 2018 Option Plan (representing 10% of issued and outstanding Shares as of May 8, 2019 less Shares issuable under outstanding Options granted under the 2015 Option Plan (as defined herein)). The number of Shares currently issuable under the 2018 Option Plan represents approximately 0.1% of the number of issued and outstanding Shares as of May 8, 2019 (with Shares currently issuable under outstanding Options granted under the 2015 Option Plan representing approximately 3.7% of the number of issued and outstanding Shares as of May 8, 2019). As at May 8, 2019, this would represent dilution of approximately 0.1% should these Shares be issued under the 2018 Option Plan.

Exercise and Vesting

Participants under the plan are eligible to be granted Options to purchase Shares at an exercise price established upon approval of the grant by the Board. When Options are granted, the exercise price is, with respect to a particular date, the closing price as reported by the TSX on the immediately preceding trading day (the “Fair Market Value”). The 2018 Option Plan does not authorize grants of Options with an exercise price below the Fair Market Value.

Vesting conditions for grants of Options are determined by the Board and set out in the Option grant agreement between the Participant and the Company. The typical vesting for employee grants is quarterly vesting over five years, and the typical vesting for directors and executive officers is quarterly vesting over three to five years. The term of the Options is established by the Board and set out in the Option grant agreement, provided that, pursuant to the terms of the 2018 Option Plan, the term of an Option may not exceed seven years from the date of the grant. Options that would expire during a trading black-out period may be exercised within 10 business days following the end of such trading black-out period.

The 2018 Option Plan also provides for the issuance of SARs in tandem with Options. Under the terms of the 2018 Option Plan, each SAR entitles the holder to surrender to the Company, unexercised, the right to subscribe for Shares pursuant to the related Option and to receive from the Company a number of Shares, rounded down to the next whole Share, with a Fair Market Value on the date of exercise of each such SAR that is equal to the difference between such Fair Market Value and the exercise price under the related Option, multiplied by the number of Shares that cease to be available under the Option as a result of the exercise of the SAR, subject to satisfaction of applicable withholding taxes and other source deductions.

Each unexercised SAR terminates when the related Option is exercised or the Option terminates, including upon a Change of Control (as discussed below). Upon each exercise of a SAR in respect of a Share covered by an Option such Option shall be cancelled and shall be of no further force or effect in respect of such Share. If any Option is cancelled in connection with the exercise of the related SAR, the aggregate number of Shares that may be issued pursuant to the Option Plan shall be reduced by the number of Options cancelled in connection with the exercise of such SAR.

Termination of Employment

The Option Plan addresses the implications for Option exercise rights in the case of the termination of a Participant’s employment and the death of a Participant, both of which are subject to the discretion of the Board to establish alternate treatment on a case-by-case basis. In the event of the termination of the Participant’s employment with the Company for cause, each vested and unvested Option granted to that Participant immediately terminates and ceases to be exercisable, subject to the discretion of the Board. In the event of the death of a Participant, each Option granted to that Participant that has not then vested immediately terminates, subject to the discretion of the Board, and all Options that have vested may be exercised by the Participant’s estate at any time within six months from the date of such Participant’s death. If a Participant’s employment with the Company is terminated other than for cause or death or if a director who is a Participant is not re-elected to the Board, each Option granted to such Participant that has not vested will immediately terminate, subject to the discretion of the Board, and each Option that has vested may be exercised by such Participant at any time within six months of the date of termination or of ceasing to act as a director of the Company, as the case may be.

Assignment

A Participant may assign or transfer one or more Options granted under the 2018 Option Plan to a personal holding corporation wholly owned by such Participant or to a registered retirement savings plan established for the sole benefit of such Participant. Except as specified above and in the preceding paragraph, Options granted under the 2018 Option Plan may only be exercised by a Participant personally and no assignment or transfer of Options is permitted.

Financial Assistance and Withholding

The Company does not permit financial assistance to be provided to Participants to facilitate the purchase of Shares pursuant to Options granted.

The Company may withhold from any amount payable to a Participant such amount as may be necessary to enable the Company to comply with the applicable requirements of any federal, provincial, state or local law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to Options hereunder (“Withholding Obligations”). The Company also has the right, in its discretion, to satisfy any liability for any Withholding Obligations by selling, or causing a broker to sell, on behalf of any Participant or causing any Participant to sell such number of Shares issued to the Participant sufficient to fund the Withholding Obligations (after deducting any commissions payable to the broker).

Amendments Requiring Shareholder Approval

The following types of amendments to the 2018 Option Plan require Shareholder approval:

(i)	any increase in the maximum percentage of Shares issuable by the Company under the 2018 Option Plan;

(ii)	any amendment that would reduce the exercise price at which Options may be granted below the minimum price currently provided for in the 2018 Option Plan;

(iii)	any amendment that would increase or delete the percentage limits on the aggregate number of Shares issuable or that could be issued to insiders under the 2018 Option Plan;

(iv)	any amendment that would increase or delete the maximum term during which Options may be exercised pursuant to the 2018 Option Plan to be greater than seven years;

(v)	subject to automatic extension where the original expiry date of an Option falls during a trading black-out period, any amendment that would extend the expiry date of any outstanding Option;

(vi)

any amendment that would reduce the exercise price of an outstanding Option (other than as may result from general anti-dilution adjustments provided for in the 2018 Option Plan) including a cancellation of an Option and re-grant of an Option to the same Participant in conjunction therewith, constituting a reduction of the exercise price of the Option;

(vii)	any exchange for cash or other entitlements of an Option for which the exercise price is equal to, or less than, the Fair Market Value of a Share on the date of such exchange;

(viii)	any amendment that would permit transfers or assignments not currently permitted under the 2018 Option Plan;

(ix)	any amendment to the definition of “Participant” or any amendment that would expand the scope of those persons eligible to participate in the 2018 Option Plan;

(x)

any amendment to increase the Value of Options (as defined in the 2018 Option Plan) granted or delete the percentage limit relating to Shares issuable, in each case, to Non-Executive Directors (as defined in the 2018 Option Plan);

(xi)	certain amendments that would allow the Board to reduce the aggregate number of Shares that may be issued under the 2018 Option Plan in respect of the exercise of a SAR by less than one whole Share;

(xii)	any amendment to provide for other types of compensation through equity issuance; and

(xiii)	any amendment to the amendment procedures.

Any amendment other than those expressly enumerated in the 2018 Option Plan or those that would require shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ) may be made by the Board without Shareholder approval.

Change of Control

If the Company proposes to undertake a Change of Control, the Board may, in its discretion, accelerate the vesting of all outstanding Options to provide that, notwithstanding the vesting provisions of such Options, each such outstanding Option shall be fully vested and either (as determined by the Board in its discretion) (i) may be conditionally exercisable for Shares or (ii) may be conditionally surrendered for a cash payment equal to the difference between the per Share consideration receivable by Shareholders in connection with the transaction resulting in the Change of Control and the exercise price of such Option multiplied by the number of Shares that may be acquired under the particular Option, upon (or where permitted by the Board, prior to) the completion of the Change of Control, provided that the Board shall not, in any case, authorize the exercise or surrender of Options beyond the expiration of the original exercise term of the Options.

If, in connection with a Change of Control, the Board does not accelerate the vesting of Options in accordance with the foregoing paragraph and the Options continue, or are assumed, or rights equivalent to the Options are substituted for the Options, by the Surviving Company or Parent Company (as defined herein), or an affiliate thereof, and a Participant’s employment is terminated by the Company or the Surviving Company or Parent Company or an affiliate of the Company or a successor thereto without cause in the 24-month period following the Change of Control, all unvested Options or substituted rights outstanding on the Participant’s termination date shall immediately vest, and the Participant may exercise such vested Options or substituted rights until the earlier of the expiration of the original exercise term of such Option (or the Option for which the right was substituted) and 12 months following the Participant’s termination date, following which any unexercised Options or substituted rights shall terminate and cease to be exercisable.

For the purposes of the 2018 Option Plan, “Change of Control” means any one of the following:

(i)

the consummation of any transaction or series of transactions including any reorganization, recapitalization, statutory share exchange, consolidation, amalgamation, arrangement, merger or issue of voting shares in the capital of the Company, the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction or series of transactions becomes the beneficial owner, directly or indirectly, of more than 50% of the voting securities in the capital of the entity resulting from such transaction or series of transactions or the entity that acquired all or substantially all of the business or assets of the Company in a transaction or series of transactions described in paragraph (ii) below (in each case, the “Surviving Company”) or the ultimate parent entity that has beneficial ownership of sufficient voting power to elect a majority of the board of directors (or analogous governing body) of the Surviving Company (the “Parent Company”), measured by voting power of the outstanding voting securities eligible to elect members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) rather than number of securities (but shall not include the creation of a holding company or other transaction that does not involve any substantial change in the proportion of direct or indirect beneficial ownership of the voting securities of the Company prior to the consummation of the transaction or series of transactions);

(ii)

the direct or indirect sale, transfer or other disposition, in one or a series of transactions, of all or substantially all of the business or assets of the Company, taken as a whole, to any person or group of persons acting jointly or in concert for purposes of such transaction or series of transactions (other than to any affiliates of the Company); or

(iii)	Incumbent Directors during any consecutive 12-month period ceasing to constitute a majority of the Board (for the purposes of this paragraph, an “Incumbent Director” shall mean any member of the

Board who is a member of the Board immediately prior to the occurrence of a contested election of directors of the Company).

Participants Resident in Israel

Pursuant to the provisions of the 2018 Option Plan permitting the Board to, from time to time, amend the terms of the 2018 Option Plan, subject to the terms and conditions contained therein, on May 8, 2019, the Board approved amendments to the 2018 Option Plan to provide for certain provisions relevant to the treatment of Options that may be issued from time to time to Participants resident in Israel in order to reflect the requirements of certain Israeli tax laws.

2015 Option Plan

The following is a summary of the material terms of the 2015 Option Plan.

The 2015 Option Plan is a “rolling” stock option plan, pursuant to which the number of Shares reserved for issuance upon the exercise of Options could not exceed 10% of the issued and outstanding Shares at the time of any Option grant (on a non-diluted basis). Options were issuable pursuant to the 2015 Option Plan to employees, directors, senior officers and consultants of the Company or any of its subsidiaries. As at May 8, 2019, Options to acquire up to 12,397,458 Shares were outstanding under the 2015 Option Plan. The Board will not issue further Options under the 2015 Option Plan. The last grant of Options under the 2015 Option Plan was made on May 18, 2018. Options granted under the 2015 Option Plan shall continue to be governed by the terms of the 2015 Option Plan, and Options outstanding under the 2015 Option Plan that expire unexercised shall not be available for re-issuance.

The 2015 Option Plan is administered by the Board. Options that were issued under the 2015 Option Plan are non-assignable and non-transferable. Options granted under the 2015 Option Plan are exercisable for a period of up to five years from the date of grant. The exercise price of Options granted under the 2015 Option Plan was fixed by the Board and could not be less than the closing price as reported by the TSX Venture Exchange (“TSX-V”) or other published market upon which the Shares are quoted or traded, on the day immediately preceding the day upon which the Option is granted, less a discount of up to 25% from such price, subject to a minimum exercise price allowed by the TSX-V. Shares were not issued on the exercise of Options granted under the 2015 Option Plan until they were fully paid for. Other terms and conditions of Options granted under the 2015 Option Plan, including vesting, were determined by the Board and set out in an Option agreement between the Company and each participant.

Subject to applicable regulatory approvals, the 2015 Option Plan and any Options granted under the 2015 Option Plan may be amended or terminated by the Board at any time, provided that no such action shall, without the consent of the participant, in any manner adversely affect the participant’s rights under any Options theretofore issued under the 2015 Option Plan. Pursuant to this provision, on May 18, 2018, the Board approved amendments to the terms of all outstanding Option grants under the 2015 Option Plan to reflect certain of the provisions of the 2018 Option Plan. Specifically, the Option grants were amended to incorporate the automatic extension of the expiry date of an Option where the original expiry date of an Option falls during a trading black-out period, the termination of employment and change of control provisions of the 2018 Option Plan and the addition of SARs.

Pension Plan Benefits

The Company does not have any pension plans that provide for payments or benefits at, following, or in connection with retirement.

Employment Agreements for the NEOs

The Company entered into an employment agreement (the “Gorenstein Agreement”) dated August 10, 2016 with Michael Gorenstein. Pursuant to the Gorenstein Agreement, Mr. Gorenstein acts in the capacity of President and CEO of the Company. The Gorenstein Agreement provides for a salary of US$200,000 per year for acting in such capacity plus reimbursement for all reasonable fees and dues for professional associations or memberships, reasonable professional services expenses incurred in respect of his employment, as well as all out-of-pocket expenses incurred in connection with Mr. Gorenstein’s duties. Mr. Gorenstein is also eligible to participate in any Company employee benefit plan, program or arrangement and to receive an annual bonus as a lump sum cash payment and/or annual Options to purchase Shares within 90 days following the end of each calendar year. Such bonus is at the discretion of the Board and shall be conditional upon Mr. Gorenstein’s performance and such factors as increase in Share price, growth in net asset value, growth of the Company, balance sheet position, and such other considerations as the Compensation Committee may establish in its sole discretion.

The Company’s wholly owned subsidiary, Peace Naturals Project Inc., entered into a financial advisory services agreement (the “Hilson Agreement”) dated October 1, 2015 with Hillhurst Management Inc. Pursuant to the Hilson Agreement and as agreed to by the Company, Mr. Hilson provides financial advisory services in the capacity of CFO of the Company. Mr. Hilson receives a monthly fee of $12,500 for services provided to the Company for acting in such capacity plus reimbursement for all reasonable expenses incurred in connection with Mr. Hilson’s duties.

The Company’s wholly owned subsidiary, Hortican Inc., entered into an executive employment agreement (the “Hsu Agreement”) dated June 6, 2018 with David Hsu. Pursuant to the Hsu Agreement, Mr. Hsu acts in the capacity as Chief Operating Officer of the Company. The Hsu Agreement provides for a fee of $225,000 per year for acting in such capacity plus reimbursement for all out-of-pocket expenses incurred in connection with Mr. Hsu’s duties. In addition, Mr. Hsu is eligible to receive an annual bonus, as well as Option grants, each determined by the Company at its sole discretion. Mr. Hsu is entitled to a monthly lump sum payment to be determined between Mr. Hsu and the Company to purchase health and dental, life insurance, disability and similar benefit coverages as Mr. Hsu may choose in his sole discretion. Mr. Hsu is also entitled to receive tax preparation assistance from an accounting firm designated by the Company.

The Company’s wholly owned subsidiary, Hortican Inc., entered into an employment agreement (the “Jacobson Agreement”) dated October 24, 2017 with Jeffrey Jacobson. Pursuant to the Jacobson Agreement, Mr. Jacobson acts in the capacity of Vice President of Business Development of the Company. The Jacobson Agreement provides for a salary of $180,000 per year for acting in such capacity plus reimbursement for all reasonable travel and other out-of-pocket expenses properly incurred by Mr. Jacobson from time to time in connection with performance of his duties. In addition, Mr. Jacobson is eligible to receive an annual bonus, as well as Option grants, each determined by the Company at its sole discretion. Mr. Jacobson is entitled to participate in any group insured benefits programs established for the benefit of the Company’s employees in the manner and to the extent authorized by the Board.

The Company’s wholly owned subsidiary, Hortican Inc., entered into an employment agreement (the “Shum Agreement”) dated May 16, 2017 with Xiuming Shum. Pursuant to the Shum Agreement, Ms. Shum acts in the capacity of General Counsel and Corporate Secretary of the Company. The Shum Agreement provides for a salary of $175,000 per year for acting in such capacity plus reimbursement for all reasonable travel and other out-of-pocket expenses properly incurred by Ms. Shum from time to time in connection with performance of her duties. In addition, Ms. Shum is eligible to receive an annual bonus, as well as Option grants, each determined by the Company at its sole discretion. Ms. Shum is entitled to participate in any group insured benefits programs established for the benefit of the Company’s employees in the manner and to the extent authorized by the Board. Ms. Shum was entitled to a one-time payment of GBP 8,200 (approximately $14,400) upon execution of the Shum Agreement.

Termination and Change of Control Benefits

If a NEO is terminated without cause, the Company may be obligated to make payments or provide benefits to the NEO. Actions constituting “cause” include (i) the failure to perform his or her duties in a manner satisfactory to the Board, (ii) engagement in any act that is materially harmful to the Company, (iii) engagement in any illegal or dishonest behavior that benefits the NEO to the detriment of the Company, (iv) failure to abide by resolutions of the Board, and (v) failure to abide by corporate policies, procedures or codes of conduct.

Gorenstein Agreement

Upon termination without cause, the Company would be required to pay Mr. Gorenstein a pro-rated bonus for the period worked in the year of the termination, to be determined by the Company, acting reasonably, after consulting with Mr. Gorenstein, taking into consideration the performance of the Company and Mr. Gorenstein in the year of the termination. In addition, Mr. Gorenstein would be entitled to a separate severance payment equal to one year’s base salary plus a bonus to be determined by the Company acting reasonably, after consulting with Mr. Gorenstein, taking into consideration the performance of the Company and Mr. Gorenstein in the year of the termination. Mr. Gorenstein would remain eligible to participate in any group benefits plan of the Company for a period of 12 months following the date of termination without cause, subject to the plan terms and the agreement of the insurer.

In the case that Mr. Gorenstein’s employment is terminated without cause by the Company between four months prior to, or 12 months following a change of control, or Mr. Gorenstein resigns effective within four to 12 months following a change of control then, in addition to the other entitlements described above, Mr. Gorenstein’s severance entitlement would be doubled to an amount equal to two years’ base salary plus bonus (determined in accordance with the foregoing paragraph), and any Options previously granted that had not yet vested would immediately vest.

Had Mr. Gorenstein been terminated on December 31, 2018, the Company would have been required to pay Mr. Gorenstein US$200,000, plus a discretionary bonus amount in respect of the period worked in the year of the termination, as well as a discretionary severance bonus, each determined in accordance with the foregoing paragraphs. If such termination occurred between four months prior to, or 12 months following, a change of control, the Company would have been required to pay Mr. Gorenstein US$400,000 plus a discretionary bonus amount, determined in accordance with the foregoing paragraphs.

Hilson Agreement

In the event that Mr. Hilson’s engagement is terminated in connection with a change of control, Mr. Hilson is entitled to an early termination fee of $30,000. Mr. Hilson is not entitled to any payments or benefits upon termination in the absence of a change of control.

Had Mr. Hilson been terminated in connection with a change on control on December 31, 2018, the Company would have been required to pay Mr. Hilson $30,000.

Hsu Agreement

In the case that Mr. Hsu’s employment is terminated without cause by the Company or Mr. Hsu resigns for good reason effective within 24 months following a change of control then, Mr. Hsu would be entitled to, in lieu of notice, the greater of (i) 12 months of base salary, payable by way of lump sum payment or salary continuance at the Company’s option; and (ii) the minimum termination pay and severance entitlements pursuant to applicable employment standards legislation. Mr. Hsu would remain eligible to participate in any group insured benefits, if any, for the notice period or the date upon which Mr. Hsu obtains alternative benefit coverage.

Had Mr. Hsu been terminated on December 31, 2018, the Company would have been required to pay Mr. Hsu approximately $225,000 (whether or not in connection with a change of control).

Jacobson Agreement

Upon termination, the Company would be required to pay Mr. Jacobson a severance payment equal to one month of salary ($15,000) per year of continuous service (based on a start date of April 1, 2013), up to a maximum of nine months ($135,000). Mr. Jacobson is not entitled to any additional payments or benefits upon termination in connection with a change of control, beyond those set out above.

Had Mr. Jacobson been terminated on December 31, 2018, the Company would have been required to pay Mr. Jacobson approximately $75,000 (whether or not in connection with a change of control).

Shum Agreement

The Shum Agreement does not provide for any payments or benefits upon a termination without cause or in connection with a change of control of the Company.

DIRECTOR COMPENSATION

There were no standard or other arrangements under which non-executive directors of the Company were compensated in their capacity solely as directors during the financial year ended December 31, 2018. Certain consultants of the Company who were also directors of the Company received compensation in their capacity as consultants to the Company.

Directors who are executive officers of the Company or who are not otherwise “independent” for the purposes of NI 58-101 will not receive any compensation, other than Options, for serving as directors or for serving on any committees of directors.

Director Summary Compensation Table

The following table sets forth the information concerning the compensation earned by non-employee directors of the Company during the financial year ended December 31, 2018.

Name(1)(2)	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)

Jason Adler	Nil	Nil	557,910	Nil	Nil	Nil	557,910

Michael Coates(4)	Nil	Nil	402,460	Nil	Nil	Nil	402,460

Alan Friedman(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Michael Krestell(6)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

James Rudyk	Nil	Nil	1,217,265	Nil	Nil	Nil	1,217,265

Notes:

(1)

Mr. Gorenstein, the Chairman, President and CEO of the Company, did not receive compensation for his service as a member of the Board. Please refer to “Statement of Executive Compensation” for specifics of the compensation provided to Mr. Gorenstein for the year ended December 31, 2018.

(2)	Kevin C. Crosthwaite, Jr., Bronwen Evans, Murray R. Garnick, and Bruce A. Gates were elected to the Board effective March 8, 2019.
(3)

Fair value of the Options was determined using the Black-Scholes option-pricing model. The following inputs were used, as determined by management: (i) risk free interest rate; (ii) expected life of Options; (iii) expected annualized volatility; (iv) expected dividend yield; and (v) weighted average Black-Scholes value at grant date. Volatility was estimated using the historical volatility of the Company and other companies that the Company considers comparable that have trading and volatility history prior to the Company becoming public.

(4)

Mr. Coates was elected to the Board at the annual and special meeting of Shareholders held on June 28, 2018 and resigned from the Board effective March 8, 2019. Mr. Coates continues to serve as a Canadian regulatory advisor to the Board.

(5)	Mr. Friedman resigned from the Board effective March 8, 2019.
(6)	Mr. Krestell did not stand for re-election at the annual and special meeting of Shareholders held on June 28, 2018.

Incentive Plan Awards

All directors were entitled to participate in the 2015 Option Plan and 2018 Option Plan. During the financial year ended December 31, 2018, 450,000 Options were granted to, and 166,333 Options were exercised by, non-employee directors under the 2015 Option Plan and 100,000 Options were granted to, and no Options were exercised by, non-employee directors under the 2018 Option Plan. As at December 31, 2018, under the 2015 Option Plan, the Company had outstanding Options to purchase an aggregate of 12,617,995 Shares, of which 3,616,334 were issued to non-employee directors and, under the 2018 Option Plan, the Company had outstanding Options to purchase an aggregate of 285,000 Shares, of which 100,000 were issued to non-employee directors. Upon approval of the 2018 Option Plan at the annual and general meeting of Shareholders held on June 28, 2018, the Company discontinued grants under the 2015 Stock Option Plan.

Outstanding Option-Based and Share-Based Awards

The following table sets forth the information concerning all Option-based and Share-based awards outstanding for each non-employee director of the Company as at December 31, 2018.

	Option-Based Awards				Share-Based Awards

Name(1)	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options(2) ($)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share- Based Awards that have not Vested ($)	Market or Payout Value of Vested Share- Based Awards not Paid Out or Distributed ($)
Jason Adler	83,334	0.50	August 5, 2021	1,156,676	Nil	Nil	Nil
	1,200,000	1.23	October 6, 2021	15,780,000	Nil	Nil	Nil
	1,300,000	3.14	April 12, 2022	14,612,000	Nil	Nil	Nil
	500,000	2.42	August 23, 2022	5,980,000	Nil	Nil	Nil
	150,000	7.57	May 17, 2023	1,021,500	Nil	Nil	Nil
Michael Coates(3)	100,000	8.22	June 28, 2018	616,000	Nil	Nil	Nil
Alan Friedman(4)	83,000	1.23	October 6, 2021	1,091,450	Nil	Nil	Nil
James Rudyk	150,000	9.00	January 30, 2023	807,000	Nil	Nil	Nil
	150,000	7.57	May 17, 2023	1,021,500	Nil	Nil	Nil

Notes:

(1)	Kevin C. Crosthwaite, Jr., Bronwen Evans, Murray R. Garnick, and Bruce A. Gates were elected to the Board effective March 8, 2019.
(2)	Based on the closing price of the Shares on the TSX on December 31, 2018, being $14.38 per Share, and the exercise price of the Options.
(3)

Mr. Coates was elected to the Board at the annual and special meeting of Shareholders held on June 28, 2018 and resigned from the Board effective March 8, 2019. Mr. Coates continues to serve as a Canadian regulatory advisor to the Board.

(4)	Mr. Friedman resigned from the Board effective March 8, 2019.

Value Vested or Earned During the Year

The following table sets forth the details regarding the value vested or earned of Option-based and Share-based awards for each non-employee director of the Company for the financial year ended December 31, 2018.

Name(2)	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)

Jason Adler	6,679,578	Nil	Nil

Michael Coates(3)	57,600	Nil	Nil

Alan Friedman(4)	185,643	Nil	Nil

Michael Krestell(5)	919,803	Nil	Nil

James Rudyk	163,094	Nil	Nil

Notes:

(1)	Options began vesting immediately upon issue.
(2)	Kevin C. Crosthwaite, Jr., Bronwen Evans, Murray R. Garnick, and Bruce A. Gates were elected to the Board effective March 8, 2019.
(3)

Mr. Coates was elected to the Board at the annual and special meeting of Shareholders held on June 28, 2018 and resigned from the Board effective March 8, 2019. Mr. Coates continues to serve as a Canadian regulatory advisor to the Board.

(4)	Mr. Friedman resigned from the Board effective March 8, 2019.
(5)	Mr. Krestell did not stand for re-election at the annual and special meeting of Shareholders held on June 28, 2018.

Compensation Consultant

In April 2019, the Compensation Committee engaged Mercer (Canada) Limited (“Mercer”) to conduct a comprehensive compensation benchmarking review for Non-Executive Directors using a peer group of companies identified by Mercer.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of securities to be issued upon exercise of outstanding Options, the weighted average exercise summary information regarding the Company’s equity compensation plans as of December 31, 2018.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities remaining Available for future issuance Under equity compensation Plans (excluding securities reflected in the first column)

Equity compensation plans approved by securityholders	12,902,995(1)	$2.99	4,969,007(2)

Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	12,902,995	$2.99	4,969,007

Notes:

(1)	Shares to be issued on the exercise of outstanding Options governed by the 2018 Option Plan and 2015 Option Plan.
(2)	Based on 10% of the 178,720,022 Shares issued and outstanding as of December 31, 2018.

The following table sets forth the annual burn rate, calculated in accordance with the TSX Company Manual, in respect of each of the equity compensation plans for each of the three most recently completed years:

	2018(1)	2017(1)	2016(1)

2018 Option Plan	0.94%	N/A	N/A

2015 Option Plan	0.17%	4.75%	7.01%

Notes:

(1)	The annual burn rate is calculated as follows and expressed as a percentage:

Number of Options granted under the specific plan during the applicable fiscal year

Weighted average number of securities outstanding for the applicable fiscal year

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or proposed director, executive officer or employee of the Company, or any associate of any of the foregoing, (i) is, or has been at any time since the beginning of the Company’s most recently completed financial year, indebted to the Company or any of its subsidiaries, or (ii) has indebtedness to another entity that is, or has been at any time since the beginning of the Company’s most recently completed financial year, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries or affiliates.

ADDITIONAL INFORMATION

Additional information relating to the Company, including financial information, is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2018 and related management’s discussion and analysis.

Copies of these documents are available without charge from the Company by request to Investor Relations at 720 King Street West, Suite 320, Toronto, Ontario, M5V 2T3, or by e-mail request to investor.relations@thecronosgroup.com, or by referring to the Company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Circular and the sending thereof to Shareholders, to each director of the Company, to the auditors of the Company and to the appropriate governmental and regulatory agencies have been approved by the Board.

DATED at Toronto, Ontario this 8th day of May, 2019.

“Michael Gorenstein”

Michael Gorenstein

Chairman, Chief Executive Officer and President

SCHEDULE A

BOARD MANDATE

CRONOS GROUP INC.

BOARD MANDATE

This Mandate was approved by the Board of Directors of Cronos Group Inc. as of May 8, 2019.

1.	PURPOSE

The Board of Directors (the “Board”) has the duty to supervise the management of the business and affairs of Cronos Group Inc. (the “Corporation”). The Board, directly and through its committees and the chair of the Board (the “Chair”) or, if applicable, the independent director appointed as “Lead Director” (as discussed herein), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Corporation.

2.	COMPOSITION

General

The composition and organization of the Board, including the number, qualifications and remuneration of directors, the number of Board meetings, Canadian residency requirements, quorum requirements, meeting procedures and notices of meetings are governed by the Business Corporations Act (Ontario), applicable Canadian securities laws, applicable stock exchange rules and policies and the articles and by-laws of the Corporation, in each case as they may be amended and/or replaced from time to time, subject to any exemptions or relief that may be granted from such requirements.

Each director must have an understanding of the Corporation’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the Chair.

Independence

A majority of the Board must be independent. “Independent” shall have the meaning, as the context requires, given to it in National Policy 58-201 Corporate Governance Guidelines, as it may be amended and/or replaced from time to time. From time to time the Board shall establish independence standards for the Board in accordance with the binding requirements of any stock exchanges on which the Corporation’s securities are listed and all other applicable laws, and, at least annually, shall determine the independence of each director in accordance with these standards.

Chair of the Board

If the Chair of the Board is not independent, then the independent directors may select from among their number a director who will act as Lead Director and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Chair, if independent, or the Lead Director if the Chair is not independent, shall act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties.

3.	DUTIES AND RESPONSIBILITIES

The Board shall have the specific duties and responsibilities outlined below.

Strategic Planning

(a)	Strategic Plans

The Board shall adopt a strategic plan for the Corporation. At least annually, the Board shall review and, if advisable, approve the Corporation’s strategic planning process and the Corporation’s annual strategic plan. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities for the business of the Corporation, risk issues, and significant business practices and products.

(b)	Business and Capital Plans

At least annually, the Board shall review and, if advisable, approve the Corporation’s annual business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital.

(c)	Monitoring

At least annually, the Board shall review management’s implementation of the Corporation’s strategic, business and capital plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

Risk Management

(a)	General

At least annually, the Board shall review reports provided by management of principal risks associated with the Corporation’s business and operations, review the implementation by management of appropriate systems to manage these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems.

(b)	Compliance with Laws

The Board shall review legal and regulatory compliance matters that may have a material impact on the Corporation, the effectiveness of the Corporation’s compliance policies, and any material communications from regulators, as well as management’s plans to remediate any deficiencies identified.

(c)	Verification of Controls

The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

Human Resource Management

(a)	General

At least annually, the Board shall review a report of the Compensation Committee concerning the Corporation’s approach to human resource management and executive compensation.

(b)	Succession Review

At least annually, the Board shall review the succession plans of the Corporation for the Chair, the Lead Director, the Chief Executive Officer and other executive officers, including the appointment, training and monitoring of such persons.

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(c)	Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Corporation and that the Chief Executive Officer and other senior officers strive to create a culture of integrity throughout the Corporation.

Corporate Governance

(a)	General

At least annually, the Board shall review the Corporation’s approach to corporate governance.

(b)	Director Independence

At least annually, the Board shall review the director independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

(c)	Ethics Reporting

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Corporation. At least annually, the Board shall review compliance with, or material deficiencies from, the Code and approve any changes it considers appropriate. The Board shall review investigations and any resolutions of complaints received under the Code.

(d)	Board of Directors Mandate Review

At least annually, the Board shall review and assess the adequacy of this Mandate to ensure compliance with any rules or regulations promulgated by any regulatory body and approve any modifications to this Mandate as considered advisable.

Financial Information

(a)	General

At least annually, the Board shall, in conjunction with the Audit Committee, review the Corporation’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

(b)	Integrity of Financial Information

The Board shall, in conjunction with the Audit Committee, review the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures.

(c)	Financial Statements

The Board shall review the recommendation of the Audit Committee with respect to the annual financial statements and Management’s Discussion & Analysis (“MD&A”) of such financial statements to be delivered to shareholders. If appropriate, the Board shall approve such financial statements and MD&A.

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Communications

(a)	General

The Board has adopted a Disclosure Policy for the Corporation. At least annually, the Board, in conjunction with the Chief Executive Officer, shall review the Corporation’s overall Disclosure Policy, including measures for receiving feedback from the Corporation’s stakeholders, and management’s compliance with such policy. The Board shall, if advisable, approve material changes to the Corporation’s Disclosure Policy.

(b)	Shareholders

The Corporation endeavors to keep its shareholders informed of its progress through an annual information form, quarterly interim reports, periodic press releases and other continuous disclosure documentation, as applicable. Directors and management meet with the Corporation’s shareholders at the annual meeting and are available to respond to questions at that time. In addition, the Corporation shall maintain a website that is regularly updated and provides investors with relevant information on the Corporation and an opportunity to communicate with the Corporation.

4.	COMMITTEES OF THE BOARD

The Board has established the following committees: the Compensation Committee and the Audit Committee. Subject to applicable law and regulations, the Board may establish other Board committees or merge or dispose of any such Board committee.

Committee Charters

The Board has approved charters for each Board committee and shall approve charters for each new Board committee. At least annually, the Board shall review each committee charter and approve any changes it considers appropriate.

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s charter.

Consideration of Committee Recommendations

As required by applicable law, by the applicable committee charter or as the Board may consider advisable, the Board shall consider for approval the specific matters delegated for review to Board committees.

Board/Committee Communication

To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting.

5.	MEETINGS

The Board will meet at least once in each quarter, with additional meetings held as deemed advisable. The Chair (in conjunction with the Lead Director, as applicable) is primarily responsible for the agenda and for supervising the conduct of the meeting. Any director may propose the inclusion of items on the agenda, request the presence of, or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Meetings of the Board shall be conducted in accordance with the Corporation’s constating documents.

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Secretary and Minutes

The Corporation’s Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Secretary and subsequently presented to the Board for approval.

Meetings Without Management

The independent members of the Board shall hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent directors and members of management are not present.

Access to Management and Outside Advisors

In discharging the forgoing duties and responsibilities, the Board shall have unrestricted access to management and employees of the Corporation and to the relevant books, records and systems of the Corporation as considered appropriate. The Board shall have the authority to retain legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities. The Corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Service on Other Boards and Audit Committees

Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public corporation.

6.	RESPONSIBILITIES OF INDIVIDUAL DIRECTORS

Responsibilities Set out in the Mandate

A director shall review and participate in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with this mandate and under applicable law.

Meeting Preparation and Attendance

In connection with each meeting of the Board and each meeting of a committee of the Board of which the director is a member, a director shall: (i) review thoroughly the material provided to the director in connection with the meeting, provided that such review is practicable in the view of the time at which such material was delivered to the director; (ii) attend all scheduled meetings (absent extenuating circumstances) of the Board and meetings of committees on which a director serves; and (iii) attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

Assessment

The Board will conduct an annual self-assessment to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Lead Director, or if a Lead Director has not been appointed, the independent directors, shall be responsible for seeking feedback in the form of a written questionnaire to be completed by all individual directors on the effectiveness of the Board, the Board committees and their own contribution, and the contribution of the other individual directors, to the Board. Following receipt of the completed questionnaires, the Lead Director, or if a Lead Director has not been appointed, the independent directors, may contact the individual directors separately in order to discuss their answers to the questionnaires. The Lead Director, or if a Lead Director has not been appointed, the independent directors, will report to the full Board the collective assessment of the Board’s effectiveness as well as the effectiveness of the committees and the contributions of individual directors. Assessments of the Board and its committees will consider this mandate and the relevant committee charter, as the case may be. Assessments of individual directors will consider the position description and skills and competencies applicable to

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that individual. The full Board will discuss the collective assessment to determine what, if any, actions should be taken to improve effectiveness.

Other Responsibilities

A director shall perform such other functions as may be delegated to that director by the Board or any committee of the Board from time to time.

7.	MANAGEMENT

Position Descriptions for Directors

The Board has approved position descriptions for the Chair and the chair of each Board committee. At least annually, the Board shall review such position descriptions.

Position Descriptions for CEO

The Board has approved a position description for the Chief Executive Officer, which includes delineating management’s responsibilities. The Board will approve the corporate goals and objectives that the Chief Executive Officer has responsibility for meeting which may be at the recommendation of the Compensation Committee. At least annually, the Board shall review a report of the Compensation Committee reviewing this position description and such corporate goals and objectives.

8.	DIRECTOR DEVELOPMENT AND EVALUATION

Each new director shall participate in the Corporation’s initial orientation program and each director shall participate in the Corporation’s continuing director development programs. At least annually, the Board shall review the Corporation’s initial orientation program and continuing director development programs.

9.	NO RIGHTS CREATED

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Corporation. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Corporation’s Articles and By-laws, it is not intended to establish any legally binding obligations.

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